PART II

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions described under the sections in this document titled “Risk Factors” and elsewhere in this document. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1. Business

General development of business.

UC Asset LP partnership (“UC Asset,” the “Company,” the “Partnership”, “we,” or “us”) is a limited partnership formed on February 01, 2016 under the laws of the State of Delaware. We invest in our portfolio investments for the purpose of capital appreciation. According to our bylaws, the overwhelming majority of our portfolio investments must be allocated to real estate in metropolitan areas. Our portfolio investments are owned through a number of subsidiaries. As of December 31, 2021, all of our subsidiaries are wholly-owned and controlled by us. Their primary business goals are to support the interests of the wider group of investors in UC Asset LP.

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models, which will either introduce a property into a new niche market, or facilitate new business relationship surrounding a property, under which the value of the property may reach its maximum potential. It also requires visionary thinking, to invest in properties before the market situation may experience dramatic change due to the emerge of new technologies, new economic factors, and/or new regulations.

Starting from April 01, 2022, our principal office address has changed to 537 Peachtree Street NE, Atlanta, GA 30308, in downtown Atlanta area. Our previous principal office address was 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341 .

Our partnership is managed by our general partner, UCF Asset LLC under the terms of our partnership’s Limited Partnership Agreement.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016 under the law of the State of Georgia. The principal office of our general partner is the same to that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with an 80% interest and Gregory Bankston with a 20% interest. Gregory Bankston is the managing member of our general partner.

UCF Asset LLC does not conduct any business activities other than management of our partnership.

Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC acting as general partner has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

The general partner is paid an annual management fee, in four payments made quarterly, at 2.0% of net asset under management of the partnership.

Business Operations

By and as of December 31, 2021, our portfolio investments are primarily held through two subsidiaries, Atlanta Landsight LLC and SHOC Holdings LLC. Both are Georgia limited liability companies. Our partnership owns 100% of both subsidiaries.

Atlanta Landsight LLC, (“ALS”), invests in residential and commercial properties in the Atlanta metropolitan area. It was initially created to focus on residential property speculation (“house flip”). Over time, ALS’ strategy has shifted to innovative investment in commercial properties in metro Atlanta. In the beginning of the third quarter of 2021, ALS acquired the historic Rufus Rose House in downtown Atlanta. Beside continuous use of the house as a commercial property (office space), the Company will partner with block-chain technology companies to issue Non-fungible Tokens (“NFT”) based on certain derivative property rights (For example, the right to use the image of the property for business purpose). We expect ALS will continue investing innovatively in commercial properties in metro Atlanta area.

SHOC Holdings LLC (“SHOC LLC”) invests in SHOC properties. SHOC, is an acronym standing for Shared Home-Office Cluster/Community. SHOC properties are variation of “home rental” properties, which have been developed and operated by companies such as Airbnb (NASDAQ: ABNB) and Vrbo. The difference of SHOC from other “home rentals” is that SHOC properties are defined as home-offices for short rental, targeting business travelers. Based on our market research, business travelers are an underserved group among “home rental” customers. Our definition of SHOC property is that it will locate nearby major airports or business center districts, and its units will be equipped with home-office facilities such as hi-speed internet, video conferencing, office accessories and other tools to empower today’s business travelers. Meanwhile, a SHOC should also present the home-style charm, including full-equipped kitchen, to serve travelers with a home office away from home.

Cannabis Property Investment

On September 29, 2021, the Company announced that we will expand our portfolio into cannabis properties. The Company announced on November 15, 2021 that we will adopt an investment model similar to those implemented by some other public companies, such as Power REIT(NYSE: PW).

We expect cannabis property to become a significant growing point for our portfolio in the next 12-24 months.

Narrative description of business.

The business purpose of our Partnership is to invest for capital appreciation.

Our business model is to invest in properties that are undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models which will either introduce a property to a new niche market, or facilitate new business relationships surrounding a property, under which the value of the property may reach its maximum potential. It also requires visionary thinking, to invest into properties before the market situation may experience dramatic change due to the emerge of new technologies, new economic factors, and/or new regulations.

Specifically, new technologies are changing people’s life, changing their way to live, work and travel. Hence new technologies are redefining the concept of “property” for both residential and commercial properties. We believe that technology will create many new opportunities for value-added, high-growth investment patterns/models in real estate.

The application of our innovative investment models may or may not involve the development, redevelopment, operation, leasing, or trading (collectively, “operations”) of our portfolio properties. In case the application of innovative investment requires the concerned property to undergo certain operations, those operations will usually be performed by non-affiliated third parties. Neither we, nor any of our controlled subsidiaries, were formed conducting such operations. We do not have material control over the manner in which these third parties conduct those operations. This may constitute substantial risk to our performance. Our management has been, and will continue being, very selective in choosing which third parties we work with.

We perform our investment activities through a number of subsidiaries, which are usually wholly-owned or majority-owned by us, and all of them operate for the business purpose of real estate investment. Each of our subsidiaries are expected to create and implement their unique innovative investment models.

Residential Investment in Metropolitan Atlanta

From the date of our incorporation till to the end of 2019, our primary investment model was the so-called “house-flip” model, which was to acquire undervalued residential properties in metropolitan areas, mostly Atlanta, GA, and then resell those, with or without renovations. These residential investments was primarily conducted through our wholly owned subsidiary Atlanta Landsight LLC (“ALS”).

This investment model was attractive when there was abundant supply of undervalued properties, as the residential property market hit its lowest point in 2012. After 2018, investment opportunities using for this model decreased, and we stopped acquiring residential properties after August 2019.

In 2020, the COVID pandemic resulted in a residential price hike, as the pandemic decreased the supply of new houses, and temporarily increased the demand. Based on our research, we determined that such a price hike would not be sustainable, and so we started to exit our investments in residential properties. ALS sold 4 residential properties in the year of 2020, for a total amount of approximately $3.1 million (approximately $2.7 million of net proceeds after deduction of construction loan).

In 2021, we continued to exit our residential property investments, and sold 4 houses for approximately $2.6 million (approximately $2.4 million after deduction of construction loan). As of December 31, 2021, we had only 2 houses and 1 residential lot in our portfolio.

We plan to exit one or two more of our residential properties in 2022. We have no plan to purchase additional residential properties in the foreseeable future.

 SHOC (“Shared Home Office Cluster/Community”) property investment in Metro Atlanta

SHOC is a new concept of properties similar to the “home rentals” business model developed and operated by companies such as Airbnb (NASDAQ: ABNB) and Vrbo. The improvement from common “home rentals” is that SHOC properties are defined as home-offices for rent.

Home rentals have become trendy and are perceived as alternatives to conventional hotels. So far, home rentals have become an appealing choice for leisure travelers, but not as appealing to business travelers. According to our research, there are two major factors that are preventing business travelers from using home rentals instead of conventional business hotels. First, most home rental properties are residential properties , absent of business facilities, such as conference rooms. Secondly, most home rental properties are not adjacent to either major airports or the center business districts, which make them geographically not convenient for business travelers. To address those concerns, we have come up with the concept SHOC, standing for Shared Home-Office Community or Shared Home-Office Cluster (depending on the density of our SHOC properties). In comparison to conventional hotel rooms, SHOC will be equipped with home-office facilities such as hi-speed internet, video conferencing, easy access to office accessories such as printers and scanners, and other tools to empower today’s business travelers. But it also presents the personalized charm, including home-style full-equipped kitchen, to serve travelers with a home office away from home.

We preform our SHOC investments through our wholly owned subsidiary SHOC holdings LLC (“SHOC LLC”)

In the fiscal year of 2021, SHOC LLC purchased its first SHOC property, a triplex in downtown Atlanta. We are partnering with a local construction company and a local Airbnb management company on this property. Our partners have worked with us to submit permit to start construction soon, with purpose to turn this property into an operating Airbnb in the year of 2022.

Cannabis Property Investment

On September 29, 2021, the Company announced that we will expand our portfolio by purchasing cannabis properties. The Company announced on November 15, 2021, that we will adopt an investment model similar to those implemented by some other public companies, such as Power REIT (NYSE: PW).

For the fiscal year of 2021, we have not made any investments in cannabis properties.

In November 2021, we entered into a non-binding LOI with Puration Inc. (OTC: PURA), to invest into hemp growing properties, including solar-powered green houses, which will be operated by PURA and its business partners. PURA and its business partners are supposed to provide construction and operation plans for us to review, before we will commit our capital. As of the date of this filing, this transaction has not closed.

We expect cannabis property to become a significant growing point for our portfolio in the next 12-24 months.

Other Investments

Historic Landmark Investment

Historic landmark buildings may present unique investment opportunities. Many historic landmark buildings only have their exterior appearance protected as historic heritage, while the interior can be renovated and remodeled for commercial use. Some historic buildings were constructed as commercial properties and have remained so. Thus, a historic building has standard commercial value, plus extra financial value which may be significant from its historic heritage. For example, the Empire State Building is an office building as well as a historic landmark. Its tourism revenue, which can be regarded as monetization of its historic value, almost equals its office rent revenue, while using much less floor space.

For many historic landmarks not as prominent as the Empire State Building, monetizing historic value through tourism may not be practical since they will not attract enough tourists. There may not be any obvious means to monetize their historic value. Therefore, those historic buildings are usually sold at prices that only represent their commercial value. These are investment opportunities for investors who have plans to monetize historic value.

We believe that the development of new technology, such as block-chain based Non-fungible Tokens (“NFT”), can be used to monetize historic value of properties, which would otherwise be difficult to.

In the beginning of the third quarter of 2021, ALS acquired historic Rufus Rose House in downtown Atlanta. We will partner with technology companies to issue NFTs based on certain derivative rights related to that property. As of the date of filing, we have issued no NFTs.

Debt Investment

Occasionally, UC Asset LP may invest in private debts and other non-property-based opportunities, to the extent that the revenue generated from those debts and other opportunities will not exceed ten percent (10%) of total revenue of the Partnership. Since inception, we have made $1,320,000 of debt investments accumulatively. As of December 31, 2021, UC Asset LP held debt investments of approximately $720,000 in total, of which $300,000 is expected to be settled in the first quarter of 2022. None of these debts are secured. Revenue from our debt investment, mostly interests, adds up to approximately $163,000 in 2021, which accounts for less than 6% of our overall revenue. We may continue to invest into debt instruments in the year of 2022.

As of December 31, 2021, UC Asset LP also holds a convertible note in the principal amount of $950,000, which was received in connection with a seller-financing program which UC Asset provided to a buyer of our portfolio property. We have reached an agreement and sold the principal amount of this convertible note to a third party for an agreed purchase price of $950,000. We will continue to collect interests on the Note.

Other Past Investments

In November 2016, we formed UCF Development LLC (“UCFD”), a Texas limited liability company, and UCFD then invested by acquiring a 72-acre farm in Farmersville, Texas. Total cost of owning 100% interest of the farmland is approximately $850,000. In October 2020, the farmland was sold for $1,300,000.00, and UCFD was then dissolved.

In the fourth quarter of 2020 we set up a new subsidiary HOTAL LLC with the purpose to invest into hospitality properties in Atlanta, GA. The subsidiary never made any investment and has become dormant. We do not intend to renew its registration when it will expire in 2024.

Competitive Position in the Industry and Methods of Competition

1.	Unique legal structure

UC Asset is structured as a Master Limited Partnership (MLP) rather than a real estate investment trust (REIT) in order to focus on long-term value growth. The Company is among one of the very few real estate MLPs trading on US public markets. As of the date of January 22, 2022, there are only one real estate property MLP listed on national exchange including NASDQA and NYSE, according to Energy Infrastructure Council (was Master Limited Partnership Association). As for OTCQX where we are quoted, it appears that we are the only real estate property MLP.

This unique legal structure empowers UC Asset to take a longer-term approach to real estate investments, because MLPs do not have to constantly make cash distributions as REITs are required to do. Our partnership does not have a term limit, and it does not have an obligation to make cash distributions like a REIT will have. This means we may hold any investment indefinitely for the purpose of capital appreciation, or we may exist any investment at any time. Such flexibility empowers us to make better investment decisions and potentially to reach better return on investments.

2.	Innovative investment strategies

Real estate is widely considered a “conventional” industry and has limited room for innovation. However, the advancement of new technologies, particularly, information technology (“IT”), are redefining our living and working space and we believe that these developments will disrupt conventional wisdom in the real estate industry.

The management of UC Asset have background in IT and internet and have closely followed the application of new technologies in real estate. We will always look for and will invest in companies which have innovative and disruptive business models in response to new technologies.

For example, our subsidiary SHOC executes an innovative business model that is based on two new trends: 1) the development of new technologies that empower remote work and blur the border between working, living and lodging; and 2) the popularity of online platforms have merged the marketplaces of commercial hospitality properties, office properties and residential properties. The business model of SHOC is heavily technology-driven, and it can potentially be very disruptive.

We are also actively looking for other innovative business models in which to invest. For example, we are very interested in the application of block-chain technology and non-fungible token (NFT) technology into real estate development and operations.

3.	Flexibility in catching up with new market trends

As we discussed above, we are structured as an MLP, which gives us flexibility in managing our portfolio. Specifically, it allows us to dramatically restructure our whole portfolio at any time, in an attempt to always stay in niche markets and submarkets where management perceives the best opportunities. For example, the Company was able to swiftly shift our focus to cannabis properties in the fourth quarter of 2021, once the management recognized that companies with similar business model trading on national exchanges had achieved remarkable revenue and growth in the past year.

Number of Employees

As of December 31, 2022, the Company has two full time employees, who are the two members of our General Partner, UCF Asset LLC. The Company has five part time employees, including a project chair, an accountant, an investor relations director, and two Audit Committee members.

Reports to Security Holders

The Company files regular reports, i.e., 1-Ks and 1-SAs, under Regulation A - Conditional Small Issues Exemption from the Securities Act of 1933(the “Securities Act”) on the EDGAR platform.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov

Specifically, our reports can be found at:

https://www.sec.gov/cgi-bin/browse-edgar?company=uc+asset

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Operating Results

For fiscal year of 2020 and 2021, our net operating profit is $0.82 million and $1.41 million respectively. For the same period, our net income is $174,000 and $671,000 respectively. Net income is $0.03 per share and $0.13 per share respectively. We will distribute a cash dividend of $0.10 per common unit for the year of 2021.

Period end	Operating Profit	Oper Profit / Common Unit *		Net Income / Common Unit **		Dividend
December 31, 2020	$821,797	$0.15		$0.03		$-
December 31, 2021	$1,408,733	$0.26	***	$0.13	***	$0.10

***	With the assumption that no preferred dividend will be distributed to 166,667 preferred units.

***	Using number of shares outstanding by the year end, instead of using weighted number of shares outstanding.

During the fiscal year ended December 31, there was an additional $0.03 increase of net equity per unit (NEPU) resulting from the Company’s repurchase of 150,278 units at a price of $0.60 per unit. The repurchase price was significantly lower than our NEPU, and hence increased NEPU per unit for our remaining shareholders.

Fiscal Year End	NEPU increase from operation	NEPU increase from stock repurchase	Total NEPU increase
December 31, 2020	$0.03	$-	$0.03
December 31, 2021	$0.13	$0.03	$0.16

Overall, our operating profit increased by 73% in fiscal year 2021 over fiscal year 2020. During the same period, our net income increased by 330%.

Material Changes in Financial Statements

Change of Annual Revenue and Gross Margin

Total revenue decreased 39% from approximately $4.53 million to $3.51 million, for the fiscal year ended December 31, 2020, and December 31, 2021, respectively. This decrease was primarily the result of decrease of our sales of real estate, which represents a 43% decrease from approximately $4.38 million to $2.50 million, for the fiscal year ended December 31, 2020, and December 31, 2021, respectively.

	2021	2020
INCOME
Sales of real estate	$2,497,070	$4,376,205
Rental income	96,242	118,447
Unrealized gain on marketable securities	754,000	-
Interest income	162,897	31,581
Total income	$3,510,209	$4,526,233
Total Cost of sales	$2,101,476	$3,704,436
Gross Margin	$1,408,733	$821,797

Sales of real estate in both year 2020 and 2021 reflected the shift of our investment strategy from residential properties to income producing properties. The reason, as discussed above, was that we believe the US house market was reaching a periodic peak after the price hike during COVID-pandemic, and we do not believe that this bullish market is sustainable. Upon the shift of investment strategy, we started to exit our investments in residential properties, which resulted in a surge of sales of residential properties in the year of 2020 and 2021. Particularly, in the year of 2020 we exited our investment in a 72-acre farmland in Dallas, TX, which had been planned to be developed into 44 residential lots. As we moved away from residential property investment, we also decided to sell this land. This added an additional $1.3 million to our sales in 2020.

Our rental income and interest income are usually less significant than the appreciation of our portfolio properties, in terms of contribution to our investment gain. In the fiscal year ended December 31, 2021, our interest income increased by 400%, mostly because of the interest income from our sellers financing program, under which we sold our Dallas farmland.

In the year of 2021 our income includes unrealized gain from 100 million restricted shares received from Puration Inc (OTC: PURA). On November 04, 2021, we reached a debt settlement agreement with PURA, which owed $1.2 million to the Company in form of a convertible note, which matured on October 30, 2021, and was defaulted by PURA. Under the debt settlement agreement PURA issued the Company 100 million restricted shares as a remedy to its defaults.

Other Material Changes in Financial Statements

Our operating expenses increased by approximately $90,000, in the fiscal year of 2021, despite the fact that our management fee decreased for fiscal year 2021, by more than $5,000. The increase of our operating expenses in fiscal year 2021 was mostly the result of increase of professional fees of approximately $80,000. This occurred primarily because we changed our auditor in this year and had to restate our financial statements for the fiscal year of 2019.

Our mortgage loan increased from $0 for the fiscal year of 2020 to $400,000 for the fiscal year of 2021, as a result of the utilization of a construction loan on our first SHOC (“share home-office cluster”) property. The property was purchased for $750,000 in the fourth quarter of 2020. Accordingly, our interest expense increased from $0 to $8,315 for the fiscal years of 2020 and 2021, respectively.

Liquidity and Capital Resources

Cash Flows

As an investor, we do not manage the daily operation of any of our portfolio property, except for some insignificant and non-material operative activities. We intend to form partnerships with third party operators/managers to conduct daily operations. We usually require the third-party bear all operating cost, except for capital spendings which will increase the value of properties.

Meanwhile we apply a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have a significant amount of cash commitments, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) due amount of our debt financing.

The following table shows a summary of cash flows for the periods set forth below:

	Fiscal Year Ended December 31, 2021	Fiscal Year Ended December 31, 2020
Net cash provided by (used in) operating activities	$(35,009)	$261,597
Net cash provided by (used in) investing activities	$(438,163)	$1,198,426
Net cash provided by (used in) financing activities	$309,833	$(194,000)
Cash at beginning of period	$1,419,710	$153,687
Cash at end of period	$1,256,372	$1,419,710

Net Cash (Used in) Provided in Operating Activities

Despite the fact that our net income increased to approximately $671 thousand in 2021, from approximately $174,000 in 2020, our net cash from operating activities decreased to approximately negative $35,000 in 2021, from a positive $262,000 from operative activities in 2020. The reason is that a major part of our net income (approximately $754 thousand) in the year 2021 was received in the form marketable securities, instead of cash.

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets.

For the fiscal year ended December 31, 2021, we divested approximately $2.99 million of portfolio assets and invested approximately $2.50 million in new portfolio assets, resulting in a net cashflow of approximately $438,000.

For the fiscal year ended December 31, 2020, we received approximately $4.51 million from divesting portfolio assets, and made approximately $3.31 million investments in new portfolio assets, resulting in a net cashflow of approximately $1.20 million.

Net Cash Provided by Financing Activities

For the fiscal year ended December 31, 2021, net cash provided by financing activities was primarily the result of a loan utilized by SHOC Holdings LLC, in the amount of $400,000, deducted approximately $90,000 used to repurchases approximately 150,000 shares of our common units from three shareholders, resulting in a net cashflow of approximately $310,000.

For the fiscal year ended December 31, 2020, net cash provided by financing activities was primarily the result of utilization and repayment of a construction loan by Atlanta Landsight, resulting a net cashflow of approximately negative $194,000.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management(AUM) as of the last day of our preceding fiscal year. According to our bylaw, the value of AUM is determined using fair market value (FMV) accounting. Management fees for the three months ended December 31, 2020 and 2021 were $45,287 and $44,613, respectively. Management fees for the fiscal year ended December 31, 2020 and 2021 were $181,148 and $178,452, respectively.

We used to lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta, GA. We have terminated the lease and will no longer pay any rent after April 2022.

We have an outstanding debt of $400,000 and are paying monthly interest on that debt at an annual rate of 4.25%. The debt matures in the third quarter of 2022.

The Company will distribute a dividend of $0.10 per common unit for the year of 2021. The total amount of dividend will be approximately $548,500 based on the number of common units currently outstanding. The dividend will likely be distributed in the second quarter of 2022, after the companies 2021 financials are audited.

Capital Resources

Since our inception, we have funded our operations primarily through the sale of limited partner interests sold in private placements. Prior to our public offering, there were 42 limited partners in the Partnership, who invested a total amount of $6.9 million. Our Initial Public Offering pursuant to the requirements of Regulation A plus was closed on October 12, 2018. The net proceeds of capital raised in the offering was $1.15 million. On March 02, 2020, we closed a private placement from an accredited investor, pursuant to which the Company raised a total of $300,000. Altogether, we have raised a total amount of $8.35 million from selling our equity interest.

The Company may raise more capital through private or public offering of its partnership interests. There are no guarantees, however, that the Company will be able to do so.

Debt financing

As of and by December 31, 2021, our outstanding debt includes a loan facility of $400,000 from a local bank, utilized by our subsidiary SHOC LLC. It matures in the third quarter of 2022 and carries an annual interest rate of 4.25%.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, in our industry, or to the macro economy, which had impacts on our continuing operations, particularly on our portfolio investments.

Expansion of our portfolio into cannabis properties

On September 29, 2021, the Company announced that we will expand our portfolio into cannabis properties. On November 15, 2021, we announced that we will follow similar investment strategies implemented by other public companies, such as Power REIT (NYSE: PW). On December 06, 2021, we entered into an LOI to acquire a medical cultivation property of 3 acres in the State of Oklahoma, for a consideration of $2.2 million. Later in the year of 2022, we were able to negotiate the acquisition price down to $500,000, after vigorous due diligence. On January 28, 2022, we entered into a second LOI to acquire another cannabis cultivation property of 4 acres in the State of Oklahoma, for the consideration of $440,000.

Shifting of our portfolio investments from residential to income-producing

Our real estate portfolio used to be only residential properties. Starting from early 2020, we have been exiting our investments in residential properties, and shifting our investment to income producing properties, including Airbnb properties and office spaces (historic landmarks). By and as of the end of 2021, residential properties had dropped to less than 50% of our portfolio investments. Our planned expansion into cannabis properties will speed up this change, and we expect that, by the end of 2022, 80%-90% of our portfolio will be income-producing properties. This shift from residential to income-producing properties may impact our daily operations in many aspects, and may result in the change of our accounting practices, which we will discuss further in the section of “Critical Accounting Estimates”.

Impact of COVID-19 on national and local real estate markets

COVID-19 pandemic has had a huge impact on real estate markets. We have closely followed its impacts. We published a “White Paper” on February 23, 2021, to outline our major observations, analyses, and conclusions. In the White Paper the management concluded that the unusual price hike of residential property in 2020 and 2021 was an unexpected consequence of the pandemic, and therefore not sustainable, and probably will peak in the second half of 2021. The White Paper also concluded that fast rising construction costs, which is also a consequence of COVID-19 pandemic, made it undesirable to invest in residential homes that need redevelopments. The whole text of the white paper can be downloaded from the Company’s website: www.UCasset.com.

Application of blockchain technology (NFT) in real estate industry

In the beginning of the third quarter of 2021, ALS acquired historical Rufus Rose House in downtown Atlanta through a standard property purchase deal. It will partner with block-chain technology companies to issue Non-fungible Tokens (“NFT”) based on certain derivative property rights (For example, the right to use the image of the property for business purpose). As of and by the end of this reporting period, the management has no reasonable ground to determine whether and/or when any of the projected NFT sales will be realized. Management highlights the fact that ALS acquired Rufus Rose House on the basis of its commercial value as an office building, and any sales from NFTs representing the properties’ intangible and historic value will provide extra return on this investment. To sum up, NFT licensing fee is potentially an extra source of revenue for the Company.

Critical accounting estimates

Since our inception, we have adopted fair market accounting under ASC (Accounting Standards Codification) 946-10-15. The fair market value of our portfolio properties is assessed and reassessed each and every year by the end of fiscal year, using one of the following methods: 1) independent appraisals conducted by licensed and independent third parties; 2) executed contracts which provides definitive amount of selling a property, discounted to current value; or 3) cost-based valuation when there are no obviously reasonable methods to follow.

On March 22, 2022, the management of UC Asset LP (the “Company”) was notified orally, and subsequently, on March 24, 2022, the management of the Company was notified in writing, by the US Security and Exchange Commission (the “SEC”), that the SEC objected to the Company’s conclusion that UC Asset LP and its subsidiaries met the criteria to apply Investment Company accounting under ASC 946 for certain historical periods. In light of the conclusion of the Staff of the SEC, on March 25, 2022 management filed an 8-K stating that investors should no longer rely on the financial statements set forth in certain enumerated prior filings. As a result of the staffs’ position the Company has decided to switch to historical cost accounting for our financial statements, starting with this filing on Form 1-K.

Item 3. Directors and Officers

The operation of our partnership is managed by our general partner. We do not have any directors, officers, or significant employees. The following are key managers of our general partner and their respective ages and positions as of December 31, 2021. As the member of majority interest of our general partner, Dr. Wu contributes his time and services to our general partner as an owner rather than an employee.

Name	Position	Age	Since
Gregory Bankston	Managing Member	49	formation in January 2016
“Larry” Xianghong Wu	Member of Majority Interest	52	formation in January 2016

Mr. Gregory Bankston has served as managing member of UCF Asset LLC since its formation in January 2016. Between 2013 and 2016, he founded and operated Real Estate Butlers. Since 2010, he was a co-owner of Bankston Brokers, formerly known as Bankston Realty. Mr. Bankston is a member of Atlanta Board of Realtors, the Georgia Association of Realtors, and the National Association of Realtors.

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion from 2011. Between 2009 and 2011, he worked at Cisco Systems, Inc. as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government and officials. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

Audit Committee

Our Company is a limited partnership and is not required to establish a board of directors. However, we are still required by the rules of OTCQX to set up an Audit Committee.

In February 2019, the Company resolved to establish an Audit Committee. Starting from July 01, 2019, we have admitted two Audit Committee members who both are independent. Herein the meaning of “independent” follows the guidelines published by OTC Market Group Inc.

The two members are:

Harris Miller is a prominent American politician, businessman, and lobbyist. Miller served as president of the Information Technology Association of America and the World Information Technology and Services Alliance (WITSA) for 12 years. He ran for US Senate in 2006 and lost to Jim Webb in the Commonwealth of Virginia. Mr. Miller received a master’s degree in political science from Yale University in 1975.

Li Zheng is currently president of Techtop Industries Inc., an electric motor manufacturer based in Atlanta, GA, which Mr. Zheng co-founded in 2008 with extended family members. Before founding and operating Techtop, Li worked as an environmental engineer, and spent 10 years on academic research and consulting for various water resources and sustainable development projects in the western United States, Northern China, Tibet Plateau, and the mountainous regions of Nepal and India. Mr. Li has also served as a board member of the non-profit Atlanta Young Singers since 2015. Li obtained his Ph.D. degree in Water Resources Engineering from the University of Notre Dame in 1997.

MANAGEMENT COMPENSATION

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any directors or officers who receive compensation other than the Audit Committee members.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of the fair market value of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the fiscal year ended December 31, 2020 and 2021 were $181,148 and $178,452, respectively. In addition, the General Partner will receive approximately 20% of all distributions the Company makes above a “hurdle rate”. See “Distributions”.

We also pay our Audit Committee members $7,000 each annually.

In addition to the management fee, we reimburse the general partner for standard expenses it may incur in managing the Company in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

Item 4. Security Ownership of Management and Certain Security holders

As of and by the date of December 31, 2021, there were no unit holders to our knowledge that beneficially owns more than 5% of our common units except for one investor who owned approximately 5.37%. The managing member of UCF Asset, LLC, Gregory Bankston, beneficially owns 11,113 of our common units (0.20%), and the member of majority interest of our general partner (“Larry” Xianghong Wu,) beneficially owns 167,953 of our common units (3.06%). The general partner is entitled to 20% of all distribution to be made by the Company after the common unit holders receive a return equal to the Company audited book value See “Distribution”. The chair of our Audit Committee, Harris Miller, owns 500 of our common units(0.01%).

As of the by the date of December 31,2021, the security ownership of certain beneficial owners and management of our company is listed as below:

Beneficial Owner	Title	Security	Amount	Percentage of Same Type of Securities
Ying Huang	None	Common Units	302,667	5.52%
Officers and Directors:
“Larry” Xianghong Wu	Majority Owner of General Partner	Common Units	172,953	3.06%
Gregory Bankston	Managing Member of General Partner	N/A	11,113	0.20%
Harris Miller	Audit Committee Chair	N/A	500	0.01%
Li Zheng	Audit Committee Member	N/A	0	0%

Item 5. Interest of Management and Others in Certain Transactions

We utilize the real estate brokerage services of Liz Bankston of Bankston Brokers to acquire and sell properties in the Atlanta area. Mrs. Bankston is the wife of Gregory Bankston, the managing member of our general partner. Our working relationship with Liz Bankston is not exclusive, and we have worked with other brokers from time to time. In 2020, ALS paid Mrs. Bankston approximately $71,430 in connection with five real estate transactions. In 2021, ALS paid Mrs. Bankston approximately $125,700 as commissions for acting as broker in connection with four real estate transactions. We believe the sales commissions paid to Mrs. Bankston are at or less than the standard market rate.

On June 10, 2020, we advanced $50,000 to one member of our general partner. This advance carries a 1% quarterly interest rate. The member of general partner will forego 50% of its management fee (10% of total management fee) quarterly, until all the principal and accumulated interest of this note is paid off. As of December 31, 2021, the outstanding balance of the advance is $27,093.24.

In April 2019, we loaned $300,000 to a third party, which then acquired a 10% economic interest in our general partner. This note carried a 5.6% annual interest rate in 2019, 8% annual interest rate for 2020 and 10% annual interest rate for 2021 and a maturity date of March 31, 2021, in a single lump sum. In March 2020, in consideration of the COVID-19 pandemic, we reached an agreement with this third party to keep the introductory rate of 5.6% for the year of 2020. On March 31, 2021, the note was extended to the end of 2021 carrying an annual interest rate of 8%. We are currently negotiating a settlement through a third-party purchase transaction, which is expected to close in the second quarter of 2022.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

UC ASSET, LP

Consolidated Balance Sheets

December 31,

	2021	2020
ASSETS
Cash and cash equivalents	$1,256,371	$1,419,710

Marketable equity securities held for sale	850,000	-
Real estate held for sale	657,188	763,076
Real estate held for renovation/remodel	2,383,475	-
Real estate held for rental, net of accumulated depreciation	420,638	2,265,057
Loans to third parties	1,519,815	1,681,537
Loans to related parties	357,675	361,217
Property and equipment, net	2,833	6,005
Prepaid expenses and other assets	31,614	59,325
Total Assets	$7,479,609	$6,555,927
LIABILITIES AND PARTNERS’ CAPITAL

Accounts payable and accrued expenses	$1,214	$57,938
Mortgage loan	400,000	-
Total Liabilities	401,214	57,938
Partners’ Capital:
Series A preferred units, 166,667 and 0 issued and outstanding at December 31,2021 and 2020	300,000	300,000
Common units 5,485,025 and 5,635,303 issued and outstanding at December 31,2021 and 2020	6,778,395	6,197,989
Total Partner’s Capital	7,078,395	6,497,989
Total Liabilities and Partners’ Capital	$7,479,609	$6,555,927

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Operations

Year ended December 31,

	2021	2020
INCOME

Sales of real estate	$2,497,070	$4,376,205
Rental income	96,242	118,447
Unrealized gain on investment in marketable equity securities	754,000	-
Interest income	162,897	31,581
Total income	3,510,209	4,526,233
COST OF SALES
Cost of sales	2,101,476	3,704,436
Total cost of sales	2,101,476	3,704,436
Gross Margin	1,408,733	821,797
OPERATING EXPENSES
Management fees	177,529	182,789
Professional fees	231,790	151,396
Other operating expenses	232,504	239,551
Interest expense	8,315	8,000
Depreciation	88,022	66,376
Total operating expenses	738,160	648,112
Net income	$670,573	$173,685

Net income per unit	$0.12	$0.03
Weighted average units outstanding	5,601,542	5,635,303

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statement of Partners’ Capital

			Limited	Limited
	Limited	Limited	Partners	Partners
	Partners	Partners	Common	Preferred A	Total
	Common	Preferred A	Units	Units	Partners’
	Units	Units	Amount	Amount	Equity
BALANCE, January 1, 2020	5,635,303	-	$6,024,304	$-	$6,024,304
Issuance of Preferred Series A units	-	166,667	-	300,000	300,000
Net income	-	-	173,685	-	173,685
BALANCE, December 31, 2020	5,635,303	-	6,197,989	300,000	6,497,989
Repurchase and retirement of common units	(150,278)	-	(90,167)	-	(90,167)
Net income	-	-	670,573	-	670,573
BALANCE, December 31, 2020	5,485,025	0	$6,778,395	$300,000	$7,078,395

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Cash Flows

Year ended December 31,

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$670,573	$173,685
Adjustments to reconcile net increase (decrease) in income to net cash used in operating activities:
Net unrealized (gains) losses on marketable equity securities	(754,000)	-
Amortization of prepaid expense and deferred rent	36,444	-
Depreciation and amortization	88,022	66,376
Changes in working capital items
Accrued interest receivable	(51,278)	4,200
Accounts receivable	-	4,445
Deposits	-	3,456
Prepaid expense	(30,202)	4,003
Accrued expenses	5,432	5,432
Net cash used in operating activities	(35,009)	261,597
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio loans	-	(70,000)
Investments in portfolio properties	(2,986,287)	(3,235,862)
Proceeds from sale of portfolio properties	2,497,070	4,376,205
Repayments of portfolio loans	51,054	128,083
Net cash provided by (used in) investing activities	(438,163)	1,198,426
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from mortgage loan	400,000	232,000
Repurchase of common units	(90,167)	-
Payments on construction loan	-	(426,000)
Net cash provided in financing activities	309,833	(194,000)
Net decrease in cash and cash equivalents	(163,339)	1,266,023
CASH and cash equivalents, beginning of period	1,419,710	153,687
CASH and cash equivalents, end of period	$1,256,371	$1,419,710
Non-Cash Financing Activities:

Sale of portfolio property for notes receivable	$-	$1,260,000
Settlement of accrued interest for common shares received	$96,000	$-

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

(b)	Principles of Consolidation The Partnership’s consolidated financial statements include the financial statements of UC Asset, LP and its wholly owned subsidiaries: Atlanta Landsight, LLC, SHOC Holdings LLC and Hotal Service LLC. All intercompany balances and transactions have been eliminated.

(c)	Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Fair value measurements The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(d)	Fair value measurements, continued

The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(e)	Cash and equivalents The Partnership considers all highly liquid debt instruments with original maturities of three

(3)	months or less to be cash equivalents.

(f)	Investments The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The estimated fair value of investments as determined by the General Partner was $8,523,230 and $7,493,777 representing 93.53% and 86.91% of partners’ capital at December 31, 2021 and 2020, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, the General Partner’s determination of values may differ significantly from values that would have been realized had a ready market for the investments existed, and the differences could be material. The 100 million shares of Puration Inc. common stock received to settle accrued interest on the $1.2 million note were valued on a mark to market basis as it is held for sale.

(g)	Federal Income taxes As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(h)	Income Interest income from portfolio investments is recorded as interest as accrued.

(i)	Reclassification Certain prior period items have been reclassified to conform with the current period presentation.

(j)	Recent Accounting Pronouncements Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a)	Cash and Cash Equivalents The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b)	Unsecured Loan Investments The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2021 and 2020, there were $700,000 and $700,000 short-term loans, respectively.

(c)	Portfolio Investments The portfolio investments consist of member equity interests which are not publicly traded. The General Partner (“GP”) uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

The fair values of the investee entity’s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors. Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP's operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP's properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INVESTMENTS

Investments are composed of:

A)	Marketable equity securities held for sale: The partnership owns 100 million shares of common stock of Puration, Inc. (PURA) which is traded on the OTC Market. Marketable equity securities held for sale are required to be marked to market as of the last day of the reporting period, as such the partnership expects this value to fluctuate from period to period. The partnership also evaluates this investment each period for any possible impairment.

B)	Real estate held for sale: These are real estate properties which the partnership has either completed renovation/remodeling/rebuilding and the partnership is either actively marketing the properties for sale or are evaluating the specific current market conditions for each of these properties.

C)	Real estate held for renovation/remodeling/rebuilding and the partnership is either actively renovating/remodeling/rebuilding or are in the planning stages therefor.

D)	Real estate held for rent: Generally, these are properties that the partnership has completed renovating/remodeling/rebuilding and the partnership does not believe that the specific property conditions exist to allow for a maximization of market value in a sale. These properties are then offered for rental until the specific market conditions improve to the point that the partnership will consider selling the property.

E)	Loans to third parties: The partnership has advanced a $400,000 loan to one party and completed “seller financing” by taking back a $1,200,000 note from the buyer of the Texas property that it owned. The partnership has sold $250,000 of the $1.2 million note to a third party, and expects to sell additional tranches of this note to the same third party over the next 12 to 18 months. These loans are evaluated every period for potential impairment.

F)	Loans to related parties: The partnership hasextended two loans to related parties, which are expected to be completely repaid over the next 12 months. These loans are evaluated every period for potential impairment.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

a)	Cash Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Partnership’s cash balance was in excess of FDIC insured limits by $933,224 and $1,169,710 at December 31, 2021 and 2020.

NOTE 6 – CAPITAL

The Partnerships capital structure consists of one General Partner and 78 limited partners. The Partnerships total contributed capital was $7,687,373 and $7,777,540 at December 31, 2021 and 2209, respectively. The limited partner common units issued and outstanding are 5,485,025 and 5,635,303 at December 31, 2021 and 2020. The limited partner preferred Series A units are 166,667 and 166,667 at December 31, 2021 and 2020, respectively.

The Preferred Units carry the following rights and privileges:

-	annual dividend of $0.09 per unit, not to exceed the audited annual net increase to net assets from operations

-	carry no voting rights

-	preference for dividends and in liquidation

-	12 months post issuance, redeemable at $0.50 per unit, if the market price of the common units falls below $0.50 per unit for 20 consecutive trading days

-	12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 (if the lowest closing price of the common units is $1.80 or more for the 5 trading days prior to conversion), up to 1.125:1.0 (if the lowest closing price of the common units is $1.60 or less for the 5 trading days prior to conversion)

-	conversion and redemption price shall not be lower than the book value per common unit based on the last audited book value per unit

In the fourth quarter 2021, the partnership repurchased 150,278 common units for an aggregate amount of $90,167, or $0.60 per unit.

In the first quarter 2020, the partnership issued 166,667 Series A preferred units in exchange for $300,000 in cash.

a)	Distributions Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement.

b)	Allocations of Profits and Losses The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners. Beginning January 1, 2020, the GP participates in the profits of the Partnership at a rate of 20% above an 8% annualized return to the Limited Partners.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - MANAGEMENT FEES - RELATED PARTY

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $177,529 and $182,789 for the years ended December 31, 2021 and 2020, respectively.

NOTE 8 - COVID-19 PANDEMIC

The full extent to which the COVID-19 pandemic may directly or indirectly impact our business, results of operations and financial condition, will depend on future developments that are uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements, and although there is currently no major impact, there may be changes to those estimates in future periods.

Item 8. Exhibits

3.1	Certificate of Limited Partnership of UC Asset Filed previously with our Form 1A on February 12, 2018.

3.2	Limited Partnership Agreement Filed previously with our Form 10-12G/A on November 05, 2020

3.3	Certificate of Designation of Series A Preferred Units Filed previously with our Form 1U on June 9, 2020

10.1	Audit Committee Member Service Agreement Filed Previously with our Form 1-K on April 01, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on May 13, 2022.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Gregory C. Bankston
	Name:	Gregory C. Bankston
	Title:	Managing Member

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gregory C. Bankston	Managing Member, UCF Asset LLC	May 13, 2022
Gregory C. Bankston

/s/ Xianghong Wu	Member of Majority Interest, UCF Asset LLC	May 13, 2022
Xianghong Wu